Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

June 24, 2010

Mr. H. Christopher Owings

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE: Subprime Advantage Inc.

Your Letter of June 23, 2010

Form Registration Statement on Form S-1

File No. 333-164850

Dear Mr. Owings

This correspondence is in response to your letter dated June 23, 2010 in reference to our filing of the Registration Statement on Form S-1A filed on June 11, 2010 on behalf of Subprime Advantage Inc., your file number 333-164850.

We have entered into a real estate…. page 10

1.
Please expand your discussion to indicate why you believe you will be eligible for a $49,000 mortgage on a property valued at $50,000 and at the stated interest rate. In addition, clarify that the rate stated is applicable to investment property.

Response: We have revised the risk factor on page 10 as follows;

“Through an arm’s length transaction, we have entered into a real estate contract for a condominium in Las Vegas Nevada. We put $1,000 down, and are negotiating with the lender to reduce the mortgage amount from $168,000 to $49,000. If the lender agrees, we will be responsible for the monthly mortgage on $49,000 as well as monthly maintenance costs such as gas and electric, condo association fees and property taxes. We have been preapproved for a $49,000 loan from a private lender. The preapproval terms are as follows: $49,000 at 5.625% interest.  Monthly payment of $282.07 with a balloon payment of $45,662 due at the end of 5 years. The rate is applicable to an investment property because the property for which Subprime has been preapproved on is an investment property.”

Use of Proceeds, page 12

2.
Please update the amount of available cash in this section as of March 31, 2010 or based on the most recent balance sheet date as shown in the financial statements. Please also update this information in the Overview and Milestones sections on pages 21 and 44, respectively, to clearly state the current amount of available equity capital.

Response:

Use of Proceeds: We have revised the Use of Proceeds on Page 12 to reflect the available cash as shown on the balance sheet in the most recent financial statements.

Overview and Milestones: We have revised the Overview section on page 21 and the Milestones section on page 44 to reflect the available cash as shown on the balance sheet in the most recent financial statements.

Dilution, page 15

3.	Please update the dilution information in this section as of March 31, 2010 or based on the most recent balance sheet date as shown in the financial statements.

Response: We have revised the dilution information on page 15 to reflect the most recent balance sheet information as shown in the financial statements.  We also revised the rest of the document as necessary to reflect the updated dilution percentage.

Business Development Summary, page 21

4.
We note your response to comment two from our letter dated May 28, 2010 and the related revisions in your filing. Please enhance your disclosure as to the criteria you intend to use when determining to make real estate acquisitions. On page 26, you state that acquisition of these properties will be based on, among other things, their “condition” and “location.” You further state that you intend to only acquire properties which have “minimal expenses.” Please elaborate with a view to providing investors a sense of the types of conditions, locations and minimal expenses you are seeking. To the extent your current property acquisition reflects these criteria, please clearly state so.

Response:  We have revised the Business Development Summary on Page 26 as follows:

“The acquisition of these properties will be based up current purchase price versus potential property values and the potential of rental income. Further consideration will be given to what state of disrepair the property is in at the time of the possible acquisition.  As a company, our focus will be to acquire properties which are in good to excellent condition. These properties need to be complete structurally as well as maintain all as built fixtures.  We will also take into consideration the properties’ location.  Subprime Advantage is focusing on acquiring properties within metro areas of a minimum of 500,000 inhabitants.  Within these metro areas properties should have easy access to freeways, airports, schools and shopping/retail outlets. Our recent acquisition meets these requirements.”

And

“Our goal is to only acquire properties which would have minimal expenses and allow us to maintain a monthly cash-flow through rental income.  We are not looking to acquire properties which do not contain all as built fixtures or would need reconditioning beyond minor touch-up paint and cleaning.  Our goal is to acquire properties which are in good to excellent and immediately livable condition.  We do not wish to focus our time or efforts on refurbishing or reconditioning properties which have been abandoned or neglected by the previous owners. “

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

5.	We note your response to comment three from our letter dated May 28, 2010 and the related revisions in your filing. We further note the following statement:

•	“This property is in a central location within Las Vegas (sic), offers many amenities and has a desirable floor plan. These factors may assist in the signing of a profitable lease agreement,” page 20.

Please provide sources marked and dated, for this statement and the bases of these                    beliefs or remove this statement from your document.

Response: We have revised the statement made on page 20 as follows;

“Therefore we foresee the possibility to cover all costs associated with the purchase including homeowner’s association fees, property taxes and the potential mortgage payment. The property acquired is located in a convenient area of Las Vegas.  It is located within a 10 minute drive to either the Las Vegas Strip or Mc.Carran International Airport.  It is surrounded by numerous retail stores and eateries.  The property also has easy access to the Las Vegas freeway system.  The condominium features a very well planned dual master suite floor plan.  Each master suite is located on opposite sides of the unit with a common living area located between.  This provides a more private living situation for roommates or a small family.  This particular unit also features a single car garage and covered parking spot.  The community features multiple swimming pools, an exercise facility and a secured gated entry.”

Supplementally we have enclosed a map, marked and dates, indicating the location of the property relative to the surrounding area.

6.
We note your response to comment three from our letter dated May 28, 2010 and the related revisions in your filing on pages 8 and 43. We further note your statement on page 43 that inability to secure a lease with a tenant would require additional financing after three months. Please enhance your disclosure to discuss:

•	how your current cash reserves of approximately $1,600 are sufficient to maintain a vacant property for three months,

•	how you plan on securing additional financing to cover expenses for the subsequent nine months should you be unable to secure a lease with a tenant, and

•	how failure to secure a lease with a tenant and obtain funding will impact the stages you set forth beginning on page 21.

Please also revise your risk factor on page 8 as appropriate. We reissue comment three in part from our letter dated May 28, 2010 as it pertains to the points above.

Response:

-	Page 43 “Impact of Insufficient Capital on our Business Strategy: We have revised this section to include the following;

“The existing cash reserves would be sufficient to maintain a vacant property for three months as it would be used to pay the $282.07 a month mortgage, and the condo association fees of $177.00 an month. The utilities would be minimal as the property is vacant. We plan on securing additional financing through private party financing, additional sales of equities in addition to another offering. If we are unsuccessful in securing a lease with a tenant and unable to obtain additional funding, we will be unable to pay the mortgage which would trigger a foreclosure and we would lose the property. We would lose our initial $1,000 payment as well as the cash reserves used to maintain the property.”

-	Page 8 Risk Factor: we have revised the risk factors to discuss the points above as follows;

“The costs to maintain the acquired property may put undue burden upon our cash reserves if the property remains unoccupied.

Upon negotiating the reduced mortgage of $49,000, our monthly mortgage based upon an interest rate 5.625%. This interest rate has been agreed upon through a privately funded loan agreement, upon which our monthly payment will be $282.07.  Other fees such as utilities and monthly association fees may impede our progress in other areas of business should the property remain in inventory or is unable to be rented at an amount which would cover the costs associated with ownership. If we are unsuccessful in securing a lease with a tenant and unable to obtain additional funding, we will be unable to pay the mortgage which would trigger a foreclosure and we would lose the property. We would lose our initial $1,000 payment as well as the cash reserves used to maintain the property.”

7.	In addition, please further expand your disclosure to:

•	indicate whether the acquisition was an arms-length transaction,

•	clarify why the acquisition is completed in view of your current negotiations and your rescission rights,

•	clarify that you seek a modified mortgage of $49,000, and

•	state your intent in the event the mortgage is not modified to that amount and the termination date of the rescission.

Response: We have revised our disclosure in this section as follows;

“On April 1, 2010, through an arm’s length transaction, we completed an acquisition of a property in Las Vegas, Nevada, for an agreed price of $50,000. We completed the sale and obtained title for the property through the executed agreement. Current listings suggest $50,000 is a fair market price considering the current conditions facing the Las Vegas real estate market. We have researched the price of homes listed for sale within the same zip code with comparable features and square footage. At this time we are in negotiations with the lender to modify the current mortgage of $168,000. Since completing the sale, we have taken on the responsibilities of paying HOA fees, property taxes and securing home- owner’s insurance.  Should we be unable to renegotiate with the lender, under the terms of the agreement, we may rescind the contract with the sellers, at which time the property would re-convey back to them. If we should be unable to renegotiate the terms of the mortgage under a mortgage modification program, we are prepared to vacate the property and take the $1000 down payment and any other miscellaneous monthly expenses such as HOA fees and insurance as a loss.”

8.
Please update the accounts payable information on page 46 as of March 31, 2010 or based on the most recent balance sheet date as shown in the financial statements. Please also update your Liquidity and Capital Resources section to discuss how failure to obtain funding and failure to find a tenant for your property may impact your liquidity and capital resources for the next twelve months.

Response:

- Accounts Payable on page 46: We had revised the accounts payable on page 46 to reflect the amount of $2,900 as shown on the most recent financial statements.

- Liquidity and Capital Resources section: We have revised this section as follows;

“Failure to obtain funding and a tenant for the property may negatively impact our liquidity and capital resources for the next twelve months. While the property is vacant we will have to use our available cash to pay the mortgage and associated fees stated above.”